Filed Pursuant to Rule 433

Registration Nos. 333-270970 and 333-297723

Pricing Term Sheet

República Oriental del Uruguay

Ps. 52,177,088,971 8.000% Global Bonds due 2035 (the “Securities”)

Final Terms and Conditions

As of July 28, 2026

Issuer	República Oriental del Uruguay.

Title	8.000% Ps. Global Bonds due 2035.

Principal Amount	Ps. 52,177,088,971

Reopening of Existing Notes	The Securities constitute a further issuance of, and will form a single series with, the Ps. 54,018,277,920 8.000% Global Bonds due 2035 issued on October 29, 2025.

Maturity Date	October 29, 2035.

Pricing Date	July 28, 2026.

Settlement Date	August 5, 2026 (T+6).

Reopening Yield to Maturity	7.750%.

Public Offering Price	101.587% of the principal amount, plus accrued interest from April 29, 2026 to, but not including, August 5, 2026, totaling Ps. 21.33 per Ps.1,000 principal amount. The Public Offering Price will be payable in U.S. dollars based on an exchange rate of 40.194 Uruguayan pesos per $1.00 U.S. dollar.

Interest	8.000% per annum, payable semi-annually in arrears in U.S. dollars.

Payment of Interest	Amounts due in respect of interest will be paid semi-annually in arrears on April 29 and October 29 of each year, commencing on October 29, 2026, with a final interest payment on the maturity date, which will be October 29, 2035. Interest on the Securities will be calculated on the basis of a 360-day year of twelve 30-day months.

Interest Payment Dates	April 29 and October 29 of each year, commencing on October 29, 2026.

Payments of Principal	Principal will be repaid in full at maturity.

Conversion of Payment Amounts	All amounts due in respect of principal or interest will be paid in U.S. dollars, calculated by the calculation agent by exchanging the Uruguayan peso amounts into U.S. dollars at the Average Transfer Exchange Rate (see definition below) on the applicable Rate Calculation Date (see definition below).

Average Transfer Exchange Rate	The average, for the period of twenty business days ending two business days prior to any interest or principal payment date (“Rate Calculation Date”), of the bid-side interbank exchange rate for the conversion of Uruguayan pesos into U.S. dollars as published by Banco Central and which is available on Bloomberg by typing “USDUYU CBUY <CRNCY> HP <GO>”.

Optional Redemption	On or after July 29, 2035 (three months prior to the maturity date of the Securities), Uruguay may redeem the Securities, in whole or in part, at the Issuer’s option, at any time and from time to time, on not less than 10 nor more than 60 days’ notice, at a redemption price equal to 100% of the principal amount of the Securities being redeemed plus accrued and unpaid interest thereon to, but, excluding, the date of redemption date.

Denominations	Ps.1,000 and integral multiples of Ps. 1.0 in excess thereof.

Distribution	SEC Registered.

CUSIP/ISIN	760942 BJ0 / US760942BJ08

Governing Law	State of New York.

Listing	Application will be made to admit the Securities to the Luxembourg Stock Exchange and to have the Securities admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange.

Joint Bookrunners	Citigroup Global Markets Inc. Goldman Sachs & Co. LLC Itau BBA USA Securities, Inc.

Calculation Agent	The Bank of New York Mellon.

The following additional information of Uruguay and regarding the securities is available from the SEC’s website and also accompanies this free-writing prospectus:

https://www.sec.gov/Archives/edgar/data/102385/000119312526316955/d68061d18k.htm

https://www.sec.gov/Archives/edgar/data/102385/000119312526318915/d112460d424b3.htm

https://www.sec.gov/Archives/edgar/data/102385/000119312523182065/d511752dsba.htm

https://www.sec.gov/Archives/edgar/data/102385/000119312526317988/d78271dsb.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or any prospectus supplement for this offering if you request it by calling Citigroup Global Markets Inc. at +1 (800) 831-9146, Goldman Sachs & Co. LLC at +1 (212) 357-8631, and Itau BBA USA Securities, Inc. collect at +1 (212) 710-6749.

Delivery of the Securities is expected on or about August 5, 2026, which will be the sixth business day following the date of pricing of the Securities. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Securities prior to one business day before the Settlement Date will be required, by virtue of the fact that the Securities initially will settle in T+6, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Securities who wish to trade Securities prior to one business day before the Settlement Date should consult their own advisor.

This pricing term sheet has been prepared on the basis that any offer of Securities in any Member State of the European Economic Area (“EEA”) will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of Securities. Accordingly, any person making or intending to make an offer in the EEA of Securities which are the subject of the offers contemplated in the Prospectus Supplement may only do so to legal entities which are qualified investors as defined in the EEA, provided that no such offer of Securities shall require the Republic or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, in each case in relation to such offer. Neither the Republic nor the underwriters have authorized, nor do they authorize, the making of any offer of Securities to any legal entity which is not a “qualified investor” as defined in the Prospectus Regulation. Neither the Republic nor the underwriters have authorized, nor do they authorize, the making of any offer of Securities through any financial intermediary, other than offers made by the underwriters, which constitute the final placement of the Securities contemplated in the prospectus supplement. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended or superseded).

The Securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in any Member State of the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2017/1129 (as amended, “IMD”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Article 2 of the Prospectus Regulation. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Securities or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Each person in the EEA who receives any communication in respect of, or who acquires any Securities under, the offers to the public contemplated in the Prospectus Supplement, or to whom the Securities are otherwise made available, will be deemed to have represented, warranted, acknowledged and agreed to and with each underwriter and the Republic that it and any person on whose behalf it acquires Securities is not a “retail investor” (as defined above).

Any distributor subject to MiFID II (for the purposes of this paragraph, a “distributor”) subsequently offering, selling or recommending the Securities is responsible for undertaking its own target market assessment in respect of the Securities and determining the appropriate distribution channels for the purposes of the MiFID II product governance rules under Commission Delegated Directive (EU) 2017/593 (the “Delegated Directive”). Neither the Republic nor any of the underwriters make any representations or warranties as to a distributor’s compliance with the Delegated Directive.

The pricing term sheet has been prepared on the basis that any offer of the Securities in the UK will be made pursuant to an exception specified in Part 1 of Schedule 1 of the Public Offers and Admissions to Trading Regulations 2024 (the “POATRs”) from the requirement to publish a prospectus for offers of the Securities.

No disclosure document required by the DISC for offering, selling or distributing the Securities or otherwise making them available to retail investors in the UK has been prepared.

Any distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”), subsequently offering, selling or recommending the Securities is responsible for undertaking its own target market assessment in respect of the Securities and determining the appropriate distribution channels for the purposes of the UK MiFIR Product Governance Rules. Neither Uruguay nor any of the underwriters make any representations or warranties as to a distributor’s compliance with these UK MiFIR Product Governance Rules.

This pricing term sheet is for distribution only to: (i) persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), or (ii) persons falling within Article 49(2)(a) to (d) of the Order (“high net worth companies, unincorporated associations etc.”) of the Order; (iii) are outside the United Kingdom; or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”). In the UK, the Securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the Securities will be engaged in only with, Relevant Persons.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.